
YUKON TERRITORY
NWT
BRITISH COLUMBIA
CANADA
ALASKA
USA
ALBERTA
PACIFIC OCEAN
UNITED STATES OF AMERICA
Atlin
Atlin L
Liard R
Dease Lake
Stikine R
Fort Nelson
Stewart
Williston L
Hudson's Hope
Fort St John
Dawson Creek
Chetwynd
Tumbler Ridge
Dixon Entrance
Masset
Prince Rupert
Terrace
New Hazelton
Smithers
Mackenzie
Kitimat
Queen Charlotte City
Sandspit
Queen Charlotte Islands
Hecate Str
Houston
Burns Lake
Fraser Lake
Fort St James
Vanderhoof
Prince George
Coast Mountains
McBride
Wells
Quesnel
Bella Bella
Bella Coola
Queen Charlotte Sound
Valemount
Kinbasket L
Rocky Mountains
Williams Lake
100 Mile House
Fraser R
Port Hardy
Port McNeill
Port Alice
Lillooet
Ashcroft
Golden
Campbell River
Vancouver Island
Kamloops
Salmon Arm
Vernon
Invermere
Powell River
Whistler
Nakusp
Elkford
Courtenay
Sechelt
Squamish
Kelowna
Nelson
Kimberley
Port Alberni
Vancouver
Hope
Penticton
Tofino
Ucluelet
Castlegar
Creston
Cranbrook
Abbotsford
Osoyoos
Trail
Parksville
Nanaimo
Ladysmith
Sidney
Saanich
Victoria
Juan de Fuca Str
Scale
100 0 100 200 300
km km

Fig. 1 CROSSING PROPERTY BC LOCATION MAP



Fig. 2 CROSSING PROPERTY REGIONAL LOCATION MAP



Fig. 3 CROSSING PROPERTY MAP



Fig. 4 RECONNAISSANCE PROSPECTING AT CROSSING PROPERTY


EMANCIPATION
BROKEN HILL
TAX
TrSP
PACIFIC MINES
COQUIHALLA SERPENTINE
Coquihalla Gold Belt Project
PJHs
lmJLa
Egd
JADE KING
PzMzum
COQUIHALLA ULTRAMAFICS
TOY
Egd
JESSI 2
SOWAQUA CREEK
Egd
PJHs
PJHvb
lmJLa
ST. PATRICK

Egd – Eocene – granodioritic intrusive rocks
lmJLa – Lower Jurassic to Middle Jurassic Ladner Group – mudstone, siltstone, shale fine clastic sedimentary rocks
PJHs – Permian to Jurassic Hozameen Complex – undivided sedimentary rocks
PJHvb - Permian to Jurassic Hozameen Complex – basaltic volcanic rocks
PzMzum – Paleozoic to Mesozoic - ultramafic rocks
TrSP – Triassic Spider Peak Formation – basaltic volcanic rocks

Fig.5 REGIONAL GEOLOGY MAP



Fig. 6 RIVER PHOTO NEAR CROSSING PROPERTY